BROADCOM CORPORATION 5300 California Avenue Irvine, CA 92617 Phone: 949-926-5000 Fax: 949-926-5203
August 25, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadcom Corporation Registration Statement on Form S-4
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the registration statement on Form S-4, file number 333-175772, filed July 25, 2011, as amended on August 18, 2011, be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 PM, Eastern time, on August 29, 2011, or as soon thereafter as practicable.
     The Registrant acknowledges the following:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature Page Follows]

Securities and Exchange Commission
August 25, 2011

     We request that we be notified of such effectiveness by a telephone call to Thomas Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522 and that such effectiveness also be confirmed in writing.

Very truly yours, BROADCOM CORPORATION
By:	/s/ Eric K. Brandt
	Name:	Eric K. Brandt
	Title:	Executive Vice President and Chief Financial Officer

cc:	Lauri Fischer Managing Director, Legal Counsel Broadcom Corporation Sarah Morris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP